UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of a Board Member and Appointment of a Board Member

Mr. Christian Brodersen, a member of the SCHMID Group N.V.'s (the “Registrant”) board of directors ("Board"), has resigned from the Board and as the Chairman of the audit committee as well as from the nomination committee and the compensation committee due to personal reasons, effective December 23, 2024. Mr. Brodersen's resignation did not result from any disagreement with the Board or the Registrant on any matter relating to the Registrant's operations, policies or practices.

Dr. Annedore Streyl is replacing Mr. Brodersen as a member of the Board and the position on the Board's audit committee, nomination committee as well as compensation committee. Dr. Annedore Streyl will replace Mr. Brodersen as Chair of the audit committee, nomination committee as well as compensation committee.

Financial Statements and Modified Full Year 2024 Guidance

On December 27, 2024, the Registrant announced its unaudited results for the six month periods ended June 30, 2024, which are further described in the Registrant’s Unaudited Condensed Consolidated Interim Financial Statements, a copy of which is attached hereto as Exhibits 99.1, and is incorporated by reference herein.

Based on our budget forecasts for the whole 2024 financial year, in our annual report on Form 20-F published May 15, 2024 and the Registration Statement on Form F-1 declared effective in September 2024, we previously estimated that our sales will be up to €130 million and our adjusted EBITDA will be up to €35 million (before de-SPAC, IPO-related or listing-related costs) for the financial year ended December 31, 2024. In our Registration Statement on Form F-1, we stated that we aim to complete our budget forecast reassessment for the whole 2024 financial year as part of the compilation of our half-year financial statements as of June 30, 2024.

Based on our budget forecast reassessment, we now expect sales to be significantly below the levels of the financial year 2023 and Adjusted EBITDA (before de-SPAC, IPO-related or listing-related costs) to be correspondingly lower for the financial year 2024. Sales in the standard PCB segment are trending downwards, while we are seeing increased interest in the Packaging segment. With a higher complexity of projects and also longer lead times in the Packaging division we are seeing a shift in the realization of sales towards the next year. For standard PCB orders we have experienced lower-than-expected order volumes mainly as a result of general uncertainties in the markets in China, Taiwan and Europe. The markets did not show the positive development originally expected in 2024. In the North Americas region, we generated positive sales in 2024, also primarily driven from our advanced packaging activities.

Outlook for 2025

For the financial year 2025, we expect sales revenue of up to EUR 110 million and, taking into account this level of sales, an Adjusted EBITDA margin of approximately 15 % on sales. We expect that in the future the advanced packaging activities to account for our main business volume. New products developed and introduced for this sector are supporting this trend. We see an increasing interest of SCHMID’s new developments around the glass core application for advanced packaging combined with SCHMID’s ET- technology (Embedded Traces). We expect a further difficult market environment for standard PCB applications, while the high-end equipment for advanced packaging should further expand SCHMID’s product portfolio and become the major driver of our business. The business fields of end customer applications will focus on chiplets for AI applications and other advanced packaging applications.

The following exhibit is furnished herewith

Exhibit Number

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Six Months Ended June 30, 2024
99.2	Press Release dated December 27, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 27, 2024	SCHMID Group N.V.

	By:	/s/ Julia Natterer
	Name:	Julia Natterer
	Title:	Chief Financial Officer